

November 18, 2013

<u>Via E-mail</u>
W. Douglas Benn
Chief Financial Officer
The Cheesecake Factory Incorporated
26901 Malibu Hills Road
Calabasas Hills, California 91301

>   **Re: The Cheesecake Factory Incorporated**
>   **Form 10-K for the fiscal year ended January 1, 2013**
>   **Filed February 28, 2013**
>   **Form 10-Q for the fiscal quarter ended July 2, 2013**
>   **Filed August 9, 2013**
>   **File No. 000-20574**

Dear Mr. Benn:

        We have reviewed your filings and have the following comment. In of our comment, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by confirming that you will revise your document in future filings and by providing any requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K</u>

<u>Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2013</u>
<u>Financial Statements, page 3</u>
<u>Notes to Consolidated Financial Statements, page 7</u>
<u>9. Subsequent Events, page 12</u>

1. We note the disclosure indicating that on August 8, 2013, you executed an agreement waiving your right to exercise lease renewal options at one of your Cheesecake Factory

locations. We also note that in connection with this agreement, the landlord has agreed to pay you $4,875,000. Please tell us and explain in the notes to your financial statements how you plan to account for the $4,875,000 to be received from your landlord under the terms of this agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief